Exhibit 12.1

Aircastle Limited

Ratio of Earnings to Fixed Charges

	2008	2009	2010	2011	2012	Nine Months Ended September 30,
						2012	2013
Fixed Charges
Interest expense	216,577	172,206	182,802	211,046	224,720	168,965	184,335
Interest capitalized during the period	5,737	1,457	4,127	6,506	1,315	1,315	—
Portion of rent expense representative of interest	436	412	367	381	307	212	310

	222,750	174,075	187,296	217,933	226,342	170,492	184,645

Earnings
Income (loss) from continuing operations before income taxes	122,832	111,152	72,412	132,102	40,713	9,055	(11,921)
Fixed changes per above	222,750	174,075	187,296	217,933	226,342	170,492	184,645
Less interest capitalized during period	(5,737)	(1,457)	(4,127)	(6,506)	(1,315)	(1,315)	—
Current period amortization of interest capitalized in prior periods	283	384	397	597	800	600	600

	340,128	284,154	255,978	344,126	266,540	178,832	173,324

Ratio of Earnings to Fixed Charges	1.53	1.63	1.37	1.58	1.18	1.05	0.94	[1]

1	For the nine months ended September 30, 2013, the amount of the deficiency was $11.3 million, including an impairment charge of $112.3 million.